CHINA WORLD TRADE CORPORATION
5/F, Guangdong Finance Building
88 Connaught Road West
Hong Kong
SAR of the People’s Republic of China

July 29, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D. C. 20549-7010

ATTN:       Christine Davis
Assistant Chief Accountant

Re: China World Trade Corporation
Form 10-KSB for Fiscal Year Ended December 31, 2007
File No. 000-26119

Ladies and Gentlemen:

Thank you for your comment letter dated July 21, 2008 (the “Comment Letter”), with respect to the above-captioned Form 10-KSB for fiscal year ended December 31, 2007.  Our amended Form 10-KSB/A of China World Trade Corporation, a Nevada corporation (the “Company”) incorporates our responses to your comments, and this letter sets forth each of your comments with our responses below.

For your information, we have filed our amended Form 10-KSB/A annual report for the fiscal year ended December 31, 2007 on the EDGAR system, and have also provided clean and marked copies to the Staff by overnight courier.

Form 10-KSB for Fiscal Year Ended December 31, 2007

Item 8A. Controls and Procedures

1.
It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007.  Since you were required to file or filed an annual report for the prior fiscal year, it appears that you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

•
the Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://ww.sec.gov/rules/final/2007/33-8809.pdf;

•
the Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8810/Financial Reporting Release 77). You can find this release at: http://sec.gov/rules/interp/2007/33-8810.pdf; and

•	the “Sarbanes-Oxley Section 404 – A Guide for Small Business” brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Response 1: Management did perform its assessment and complete its report of internal control over financial reporting as of December 31, 2007. However, the disclosure required under Item 308(a) was inadvertently omitted from our Form 10-KSB for the fiscal year ended December 31, 2007, which was filed with the Commission on March 31, 2008. In Amendment No. 1 to our Form 10-KSB/A, we have added Item 8AT, which provides the necessary disclosure about management’s evaluation of internal control over financial reporting.

2.
Please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of December 31, 2007 and revise your disclosure as appropriate.

Response 2: Since management did perform and complete its report on internal control over financial reporting, there was no impact on our conclusions regarding the effectiveness of our disclosure controls and procedures as of December 31, 2007.

3.
We note your disclosure that your chief executive and chief financial officers concluded your disclosure controls and procedures were effective at a reasonable assurance level to ensure that “material information relating to the Company is made known to management, including the CEO and CFO, particularly during the period when [y]our periodic reports are being prepared…” This effectiveness conclusion is stated in terms that is more limited in scope than the definition of “disclosure controls and procedures” in Exchange Act Rule 13a-15(e).  The rule requires, among other matters, that the disclosure controls and procedures be designed “to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act… is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms” and to ensure that “information required to be disclosed by an issuer… is accumulated and communicated to the issuer’s management… as appropriate to allow timely decisions regarding required disclosure.”  Please revise your disclosure to indicate whether the effectiveness conclusions of the CEO and CFO were made with respect to the company’s disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e).

Response 3: We have revised our disclosure to comply with Exchange Act Rule 13a-15(e), as requested.

4.
You also disclose that “there has been no change in [y]our Internal Controls that occurred during [y]our most recent fiscal quarter or fiscal year that has materially affected, or is reasonably likely to affect, [y]our Internal Controls.”  Please revise to disclose whether or not there have been changes in your internal controls over financial reporting during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.  See Item 308(c) of Regulation S-B.

Response 4: Disclosure regarding changes in internal control over financial reporting during our last fiscal quarter is included in Item 8AT of our amended 10-KSB/A filing, in which we report that there have been no changes.

Exhibit 31.1 and 31.2

5.
We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-B.  Such certifications should reflect the exact wording in Item 601(b)(31).  Please revise these certifications as follows:

•	Remove the certifying individual’s title from the introductory sentence to the certification;
•	Replace the phrase “annual report” with the word “report” in paragraphs 2 and 3; and
•	Include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.

Response 5: The requested changes to the certifications of our Principal Executive Officer and Principal Officer have been made so that Exhibits 31.1 and 31.2 now reflect the exact wording set forth in Item 601(b)31 of Regulation S-B.

We acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any further questions.  We would appreciate if you would advise us at your earliest convenience if any further changes may be necessary to our filings.

Sincerely,

/s/ Cheung Chi Ho
Cheung Chi Ho
Chief Executive Officer

cc:  Harold H. Martin, Esq.

Enclosures